mwe.com

August 3, 2020

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christopher Dunham

Pamela A. Long

Lory Empie

Stephen Kim

Re:	INX Limited Amendment No. 9 to Registration Statement on Form F-1 Filed August 3, 2020 File No. 333-233363

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to supplementally submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), concurrent with the Company’s filing via EDGAR Amendment No. 9 to the Registration Statement on Form F-1 (File No. 333-233363) (“Amendment No. 9”), (i) this cover letter summarizing certain updated disclosure included in Amendment No. 9; (ii) a courtesy copy of Amendment No. 9, marked to show changes from Amendment No. 8 to Registration Statement on Form F-1 (File No. 333-233363) filed by the Company on April 23, 2020 (“Amendment No. 8”); and (iii) a courtesy copy of the Form of INX Token Purchase Agreement, marked to show changes from the last draft agreement filed by the Company on March 2, 2020.

For ease of review, we have set forth below general topics for which the Company has included revised disclosure in Amendment No. 9 to update or clarify disclosure included in Amendment No. 8. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 9.

Final Price

The Company has decided to offer the INX Tokens at a price of $0.90 per Token, the midpoint of the price range that was included in Amendment No. 8. As a result, the Company is able to present with greater certainty potential outcomes of the offering that are dependent on the final price of the offering. Disclosure that is affected by the decision includes the maximum aggregate offering amount, the use of proceeds from the offering, the calculation of tokens committed for future issuance and the future capitalization of the Company.

Transfer Agent

The Company has retained Tokensoft Transfer Agent LLC as its transfer agent. As transfer agent, Tokensoft Transfer Agent LLC will maintain the INX Registry, conduct KYC/AML clearance checks, coordinate with the Company regarding new issuances of INX Tokens, exercise the Company’s authority to unilaterally transfer INX Tokens from a wallet to which keys have been lost or stolen and facilitate the payment of the pro rata distribution of the Adjusted Operating Cash Flow to holders of INX Tokens. Tokensoft Transfer Agent LLC has registered as a transfer agent pursuant to Rule 17Ac2-1 promulgated under the 1934 Act. The Company is filing a Transfer Agency and Service Agreement as Exhibit 10.40 to Amendment No. 9.

Acceptance of USD Coin (“USDC”) as Payment

The Company intends to accept payment for INX Tokens in USD Coin (“USDC”), an Ethereum blockchain-based cryptocurrency. The Company currently intends to accept payment for INX Tokens in USDC on a 1:1 exchange rate with the U.S. Dollar.

The Company intends to accept both U.S. Dollars and USDC prior to reaching the minimum offering requirement of $7.5 million. To the extent that the Company receives payments in USDC prior to meeting the minimum offering requirement, the USDC will be converted to U.S. Dollars on a 1:1 basis within one business day of receiving such payment and funds will be promptly transmitted to the Escrow Agent. The Company has added disclosure to Amendment No. 9 to state that it will reject an executed purchase agreement if payment is made in USDC and the Company is unable to convert the USDC to U.S. Dollars on a 1:1 basis within one business day of receiving such payment.

If the Company does not meet the minimum offering requirement prior to the termination of the Offering, to the extent that the Company received payments in USDC, U.S. Dollars held in escrow will be converted to USDC on a 1:1 basis and promptly returned. In addition, the Company has added disclosure to Amendment No. 9 to state that any change to the 1:1 USDC/USD exchange rate prior to the Company reaching its minimum offering amount may subject the Company to exchange rate risk with regard to potential reimbursements to investors participating in the offering.

As stated in Amendment No. 8, the Company will not accept bitcoin (BTC) or ether (ETH) as payment for INX Tokens until after the Company meets the minimum offering requirement and conducts a closing of committed purchases.

New Chief Technology Officer

Mr. Paz Diamant joined the Company as its Chief Technology Officer. Effective July 6, 2020, Mr. Diamant and the Company entered into the Diamant Services Agreement, which provides for Mr. Diamant’s scope of services and compensation. The Diamant Services Agreement further envisions that Mr. Diamant will enter into a full time employment agreement with the Company two months following the date the registration statement in connection with this offering is declared effective. The Company has included disclosure in Amendment No. 9 regarding Mr. Diamant’s credentials and compensation. The Company is filing the Diamant Services Agreement as Exhibit 10.38 to Amendment No. 9.

Clarifying Language re Cash Fund

The Company clarified its disclosure regarding the rights of the Token holders to the Cash Fund by including a statement on page 33 of the “Risk Factors” section and page 108 of the “Description of INX Tokens – Rights of INX Token Holders Upon an Insolvency Event” section in Amendment No. 9 that the Cash Fund will not be held in an escrow or trust account for the benefit of the Token holders.

The Company also revised its assumptions underlying its presentation of the table included on page 42 of the “Capitalization” section. The table on page 39 of the “Use of Proceeds” section and page 60 of the “Business – Phases of Development” section assumes that 100% of the INX Tokens sold in the offering will be sold to non-U.S. persons, which would entitle A-Labs to its contingent cash payment based on 100% of the gross proceeds received by the Company in the offering. The Company has revised its assumptions underlying its presentation of the table included on page 42 of the “Capitalization” section to include the same assumption.

The prospectus describes the amount allocated to the Cash Fund as: “75% of the gross proceeds less payments to underwriters from this offering in excess of $25 million.” Because the Cash Fund calculation is based on gross proceeds, offering expenses (other than payments to underwriters) do not affect the calculation of the Cash Fund.

The amount of proceeds that will be put toward the Cash Fund at the Maximum Offering Amount, and assuming a maximum payment to A-Labs, is calculated as follows:

$117,000,000

-$500,000 (a non-refundable, one-time cash payment to A-Labs)

-$500,000 (minimum amount paid to A-Labs under Maximum Offering Amount)

-$7,020,000 (additional payment to A-Labs if maximum amount is paid to A-Labs under Maximum Offering Amount)

______________

$108,980,000

-$25,000,000 (Cash Fund is only funded by proceeds in excess of $25 million)

_______________

$83,980,000

x.75 (75% of the proceeds in excess of $25 million)

_______________

$62,985,000

Ordinary Shares and Tokens Committed for Issuance

Certain members of management and holders of more than five percent of the outstanding ordinary shares of the Company saw changes in their beneficial ownership of ordinary shares since Amendment No. 8 was filed. On April 25, 2020, the SAFEs were converted into 312,849 Ordinary Shares of the Company, which had the effect of increasing the number of ordinary shares beneficially held by A-Labs, Shy Datika. In addition, certain agreements entered into under the Second SAFE are approaching their 12 month anniversary on which they will convert to a minimum number of ordinary shares. Further, upon such conversion the Second SAFE, investors shall be entitled to an option to purchase additional ordinary shares in the same number of shares that was issued to them upon conversion of their investment under the Second SAFE. As a result of these pending conversions, the number of ordinary shares beneficially held by Shy Datika and the effect of increasing the number of ordinary shares beneficially held by Shy Datika and Meni Benish increased.

In addition, the Company committed additional INX Tokens for furture issuance through compensation agreements with the Company’s new CTO and through warrants for purchase of INX Tokens.

Exhibits

The Company has made revisions to its Form of Token Purchase Agreement to include cautionary legends and representations that apply to non-US persons. The Company is filing the revised Token Purchase Agreement as Exhibit 4.1 to Amendment No. 9.

The Company has also attached for the first time as an exhibit to the Registration Statement a Form of Lock-Up Agreement. The Company is filing the Form of Lock-up Agreement as Exhibit 10.39 to Amendment No. 9.

Finally, as stated on page 79 of the “Management – Board Composition; Powers, Duties and Responsibilities – Election of Directors; Independent Board Members” section and page 96 of the “Description of Our Memorandum and Articles of Association – Voting Rights – Election of Directors,” the Company intends to amend its Articles of Association to include a provision that any material transaction between the Company and an affiliate of the Company must be approved by a majority (and at least two) of our independent directors who do not have an interest in the transaction. The Company expects that its shareholders will approve this amendment during August 2020.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President
Oran Mordechai, Chief Financial Officer

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